UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 7, 2019

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report contains NXP Semiconductors N.V.’s press release dated March 5, 2019 entitled: “NXP Semiconductors Announces Quarterly Dividend”.

Exhibits

1.	Press release dated March 5, 2019 entitled: “NXP Semiconductors Announces Quarterly Dividend”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 7th of March 2019.

NXP Semiconductors N.V.

/s/ Dr. Jean A.W. Schreurs
Name: Dr. Jean A.W. Schreurs SVP and Chief Corporate Counsel

NXP Semiconductors Announces

Quarterly Dividend

EINDHOVEN, The Netherlands, March 5, 2019 – NXP Semiconductors N.V. (NASDAQ: NXPI) today announced that, as part of the Quarterly Dividend Program, its board of directors has approved the payment of interim dividend for the first quarter of 2019 of $ 0.25 per ordinary share. The interim dividend will be paid on April 5, 2019 to shareholders of record as of March 18, 2019.

Taxation – Cash Dividends

Cash dividends will be subject to the deduction of Dutch dividend withholding tax at the rate of 15 percent, which may be reduced in certain circumstances. Non-Dutch resident shareholders, depending on their circumstances, may be entitled to a full or partial refund of Dutch dividend withholding tax. If you are uncertain as to the tax treatment of any dividends, consult your tax advisor.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) enables secure connections and infrastructure for a smarter world, advancing solutions that make lives easier, better, and safer. As the world leader in secure connectivity solutions for embedded applications, NXP is driving innovation in the secure connected vehicle, end-to-end security & privacy, and smart connected solutions markets. Built on more than 60 years of combined experience and expertise, the company has approximately 30,000 employees in more than 30 countries and posted revenue of $9.41 billion in 2018. Find out more at www.nxp.com

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after NXP distributes this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in NXP’s SEC filings. Copies of NXP’s SEC filings are available on NXP’s Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

For further information, please contact:

Investors:	Media:
Jeff Palmer	Jacey Zuniga
jeff.palmer@nxp.com	jacey.zuniga@nxp.com
+1 408 518 5411	+1 512 895 7398

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